Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

STRONG FINISH TO ’07 FOR RANDGOLD RESOURCES AS TONGON PROJECT GETS GO-AHEAD

London, 4 February 2008 (LSE:RRS)(Nasdaq:GOLD) - Randgold Resources today announced that its board had approved the development of a new gold mine at Tongon in the Côte d’Ivoire, subject to the conclusion of a mining convention with the Government.

Reporting its results for the fourth quarter of 2007 and the year to December, the company also said a strong performance from its Loulo operations in Mali had boosted Q4 net profit to US$14.5 million, up 26% on the previous quarter and 34% up on the comparable quarter in 2006. A dividend of 12 US cents, up 20% on 2006, was declared for the year.

Attributable gold production for the year of 444 573 ounces was in line with forecast, due in part to Loulo’s increased contribution of 264 467 ounces at a total cash cost of US$372/oz (2006: 241 575 ounces at US$328/oz). This compensated for the shortfall in production at Morila, which delivered 449 815 ounces at a total cash cost of US$332/oz against a forecast of 475 000 ounces. The company said the shortfall was attributable to operational problems related to planning, grade control and plant lock-up.

Net profit for the year was down from US$50.9 million to US$45.6 million as a result of a tax adjustment of US$3.2 million at the Morila joint venture; a rise of US$7.1 million in exploration and corporate expenditure, mainly as a result of increased spending on Tongon; and costs associated with a programme to improve Loulo’s operational flexibility. The company said its annual profit would have exceeded the previous year’s had it not been for these exceptional items.

The company also announced today that Randgold Resources (Mali) was taking over the operational responsibility for Morila from its joint venture partner AngloGold Ashanti. AngloGold Ashanti has advised Randgold Resources that it is considering the disposal of its 40% stake in Morila and the two companies have agreed that in the circumstances it would be best for all stakeholders if Randgold Resources assumed the operatorship as soon as possible, given its continuing presence in and commitment to the region.

At Tongon, a Type 3 feasibility study was concluded and on the strength of this the Randgold Resources board has given the green light for mine development to proceed. An initial draft of a proposed mining convention has been submitted to the Côte d’Ivoire’s Ministry of Mines and Energy. Subject to agreement on this, construction of the mine will start at the end of 2008 with first gold production scheduled for the fourth quarter of 2010. Funding for Tongon has already been secured through last year’s successful US$240 million private placement of shares.

Meanwhile the development of the Yalea underground mine at Loulo has continued to make steady progress, with the shaft advancing by a record 260 metres in January. Development ore should be accessed later this quarter with the first mining faces established by mid-year. It has been decided to replace the raiseboring shaft with an additional decline shaft to extend access to the orebody.

On the exploration front, Massawa in Senegal has emerged as a significant new drilling target. RAB drilling has returned high-grade results, confirming continuous mineralisation over a 2.8 kilometre strike length. A 5 000 metre diamond drilling programme is scheduled to start this quarter.

Chief executive Mark Bristow said at a time when the gold industry was faced with declining output and a dearth of quality projects, Randgold Resources was gearing up to grow production and profits. With Loulo targeting production of 400 000 ounces per year by 2010 and Tongon stepping in to replace the declining Morila, group attributable production was set to increase by 50% to 600 000 ounces per year by 2011. In addition, a robust exploration project portfolio led by Massawa offered additional organic growth potential.

“We’re strong in equity and cash and so also well placed to make the most of any corporate opportunities that meet our profit criteria and fit in with our pure gold strategy,” he said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288 +223 675 0122	Financial Director Graham Shuttleworth +44 779 614 4438 +44 20 7557 7730	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2007

*	Net profit up 26% quarter on quarter
*	Gold production, supported by increased ounces from Loulo, in line with forecast
*	Dividend increased by 20%
*	US$240 million private placement secures financing for Tongon
*	Board approves Tongon mine development
*	Loulo underground redesign allows early access to ore
*	Randgold Resources to assume operatorship at Morila
*	Massawa in Senegal grows into significant drill target

Randgold Resources Limited had 76.1 million shares in issue as at 31 December 2007

SUMMARISED FINANCIAL INFORMATION

US$000	Unaudited quarter ended 31 Dec 2007	Unaudited quarter ended 30 Sep 2007	Unaudited quarter ended 31 Dec 2006	Unaudited 12 months ended 31 Dec 2007	Unaudited 12 months ended 31 Dec 2006
Gold sales#	89 855	70 701	68 857	289 841	262 717
Total cash costs*	47 093	38 189	38 125	158 318	132 540
Profit from mining activity*	42 762	32 512	30 732	131 523	130 177
Exploration and corporate expenditure	12 933	7 872	7 412	35 920	28 805
Profit before income tax	22 323	18 319	15 763	66 901	73 973
Net profit	14 492	11 540	10 790	45 628	50 876
Net profit attributable to equity shareholders	13 385	11 474	9 980	42 041	47 564

Net cash generated from operations	31 741	2 262	8 645	62 233	70 410
Cash and financial assets	343 133	131 086	143 356	343 133	143 356
Attributable production+ (ounces)	119 736	110 247	116 821	444 573	448 242
Group total cash costs per ounce*+ (US$)	393	346	326	356	296
Group cash operating costs per ounce*+ (US$)	347	305	288	315	258
#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.
*	Refer to explanation of non-GAAP measures provided.
+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS

Gold sales of US$89.9 million for the quarter increased by 27% from the previous quarter and by 30% from the corresponding quarter in 2006. This is mainly the result of the higher average gold price received and increased ounces produced at Loulo. Gold sales for the year of US$289.8 million increased by 10.3% compared to the previous year. This is attributable to a year on year increase in the average gold price received of US$652 from US$586 in 2006 and an increase in gold production of 23 072 ounces at Loulo, partially offset by a decrease in attributable production at Morila of 26 741 ounces.

Total cash costs for the quarter of US$47.1 million were up 23% compared to both the previous quarter and the corresponding quarter in 2006. At Loulo, total cash costs increased by 28.5% quarter on quarter mainly as a result of increased mining contractor costs associated with the mining of 3.3 million additional tonnes, in line with the agreed catch up programme to improve the operational flexibility of the mine. Higher oil prices and the effect of the weaker US dollar against the euro also impacted costs during the quarter. The attributable total cash costs at Morila increased by approximately 12% mainly due to higher mining contractor costs, also driven by the weakening US dollar against the euro and higher diesel costs. Cash operating cost and total cash cost per ounce for the quarter increased by 14% from the previous quarter mainly due to the increase in costs described above, partially offset by an 8.6% increase in ounces produced. Year on year the total cash costs increased by approximately 19%, attributable to higher mining contractor costs at both operations as well as the impact of higher diesel prices, the effect of the weak US dollar on the euro-based component of the operational costs, the increased royalties payable resulting from the higher average gold price received and general cost increases in other commodities and consumables. Consequently, the total cash cost and cash operating cost per ounce of US$356/oz and US$315/oz increased by 20% and 22% year on year respectively.

The higher gold sales, partially offset by the increases in costs as explained above, resulted in an increase in profit from mining activity of approximately 32% quarter on quarter and 39% when compared to the corresponding quarter in 2006. Profit from mining activities increased by 1% year on year, as a result of the higher average gold price received offset by the higher costs as described above.

Net profit of US$14.5 million was 26% higher compared to the previous quarter and 34% higher on the comparable quarter in 2006. Profit would have been significantly higher had it not been for a tax adjustment of US$3.2 million at Morila included in other expenses. Exploration and corporate expenditure for the quarter increased by US$5.1 million mainly as a consequence of the increased expenditure on the Tongon project and bonus accruals which were increased in line with the company’s share price performance. The group’s net profit for the year was US$45.6 million compared to US$50.9 million in 2006. This would have been in excess of the previous year’s profit but for the exceptional items described above.

OPERATIONS

LOULO

At Loulo profit from mining was up 44% quarter on quarter and 10% year on year.

The mine produced 68 059 ounces of gold during the quarter at a total cash cost of US$436/oz (cash operating cost of US$399/oz), compared to last quarter’s production of 58 020 ounces at US$398/oz (cash operating cost US$363/oz). Year on year, Loulo increased its gold production by 9.6% to 264 647 ounces at a total cash cost of US$372/oz (cash operating cost US$337/oz), compared to the previous year’s production of 241 575 ounces at US$328/oz (cash operating cost US$294/oz).

The additional equipment mobilised by the mining contractor at the beginning of the quarter resulted in tonnes mined increasing to 7.5 million from 4.2 million in the previous quarter. While this impacted negatively on the cash operating cost by US$5.1 million for the quarter, it has improved the operational flexibility of the mine. Higher fuel prices and the effect of the weaker US dollar against the euro during the quarter also impacted negatively on the cash operating cost. Lower recoveries in the quarter, which resulted from a higher proportion of Yalea sulphide feed, have now been ameliorated by adjusting the reagents in the plant.

The higher mining costs will continue in the first quarter of 2008 when it is expected that the mining contractor will have eliminated the contractual backlog in the mining volumes, leaving the operation in a position to meet its throughput targets during the 2008 wet season.

LOULO RESULTS

	Quarter ended 31 Dec 2007	Quarter ended 30 Sep 2007	Quarter ended 31 Dec 2006	12 months ended 31 Dec 2007	12 months ended 31 Dec 2006
Mining
Tonnes mined (000)	7 476	4 202	4 953	20 978	18 362
Ore tonnes mined (000)	710	547	610	2 431	2 547
Milling
Tonnes processed (000)	686	599	655	2 654	2 595
Head grade milled (g/t)	3.5	3.2	3.7	3.3	3.2
Recovery (%)	89.4	94.9	95.2	93.2	93.9
Ounces produced	68 059	58 020	68 501	264 647	241 575

Average price received+ (US$/oz)	695	605	546	612	556
Cash operating costs* (US$/oz)	399	363	293	337	294
Total cash costs* (US$/oz)	436	398	326	372	328
Profit from mining activity* (US$000)	17 472	12 079	15 268	63 598	57 534
Gold sales*+ (US$000)	47 175	35 191	37 592	162 154	136 765

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.
+

Includes the impact of 19 254 ounces for the quarter (quarter ended 31 December 2006: 27 158 ounces) delivered into the hedge at US$439/oz (quarter ended 31 December 2006: US$434/oz). Also includes the impact of 90 836 ounces for the year ended 31 December 2007 (31 December 2006: 66 925 ounces) delivered into the hedge at US$436/oz (year ended 31 December 2006: US$435/oz).

MORILA

At Morila, profit from mining was up 23% to US$63.2 million for the quarter and down 7% to US$169.8 million for the year.

The mine had a difficult quarter completing a disappointing year. In the quarter, 129 193 ounces were produced, only slightly less than in the previous quarter but considerably less than the amount required to attain the recent forecast of 475 000 ounces for the year.

Gold production for 2007 was 449 815 ounces at a total cash cost of US$332/oz. The second half of the year did however significantly improve over the first half, with 259 759 ounces produced from July to December as opposed to 190 056 ounces in the first half of the year. The main reason for the failure to achieve forecast in the last quarter can be attributed to operational problems involving planning, grade control and plant lockup.

These problems contributed to higher costs which were also affected by world-wide inflation in the key inputs of fuel, steel and transport. The mine has taken steps to contain the mining costs by utilising in-pit waste dumping, thereby reducing haul distances.

MORILA RESULTS

	Quarter ended 31 Dec 2007	Quarter ended 30 Sep 2007	Quarter ended 31 Dec 2006	12 months ended 31 Dec 2007	12 months ended 31 Dec 2006
Mining
Tonnes mined (000)	6 700	6 765	4 585	23 859	21 512
Ore tonnes mined (000)	1 681	1 609	911	5 016	5 242
Milling
Tonnes processed (000)	1 026	1 030	1 086	4 163	4 138
Head grade milled (g/t)	4.3	4.3	3.7	3.7	4.2
Recovery (%)	91.7	91.2	92.5	91.6	91.9
Ounces produced	129 193	130 568	120 801	449 815	516 667
Average price received (US$/oz)	797	692	623	710	609
Cash operating costs* (US$/oz)	279	241	282	282	215
Total cash costs* (US$/oz)	337	289	327	332	258
Profit from mining activity* (US$000)	63 224	51 083	38 660	169 810	181 607
Attributable (40% proportionately consolidated)
Gold sales (US$000)	42 680	35 511	31 265	127 687	125 952
Ounces produced	51 677	52 227	48 320	179 926	206 667
Profit from mining activity* (US$000)	25 290	20 433	15 464	67 925	72 643

*     Refer to explanation of non-GAAP measures provided.

MORILA RESOURCE BASE (as at 31 December 2007)

	Category	Tonnes (Mt) 2007	Tonnes (Mt) 2006	Grade (g/t) 2007	Grade (g/t) 2006	Gold (Mozs) 2007	Gold (Mozs) 2006	Attributable gold (40%) (Mozs)
	Measured	18.95	20.54	1.90	2.27	1.16	1.50
	Indicated	4.00	9.50	3.57	3.34	0.46	1.02
Sub-total	Measured and indicated	22.95	30.03	2.19	2.61	1.62	2.52	0.65
	Inferred	0.83	3.09	3.05	3.31	0.08	0.33	0.03

Cut-off grade for resources = 1g/t.
Resources are reported within the US$700/oz pit shell.

There has been a considerable drop in the quantity of mineral resource available after depletion as the open pit design is now insensitive to increases in gold price and recent underground scoping studies have indicated that the resource available at present is too small to warrant such underground development at current gold prices and costs.

Morila has received OHSAS 18001 certification following a safety audit carried out near the end of the year.

AngloGold Ashanti has notified Randgold Resources that it is considering the disposal of its 40% interest in Morila. The disposal process to be followed by AngloGold Ashanti will be in accordance with the Morila joint venture agreement. As part of this process the partners have agreed that, given Randgold Resources’ ongoing presence in and commitment to the region, it will be in the best interest of all stakeholders for Randgold Resources to assume operatorship of the Morila mine as soon as possible.

AngloGold Ashanti has assured Randgold Resources that in the event of it being unable to realise acceptable value through a sale of its interest in Morila, it will retain its interest as a supportive stakeholder with Randgold Resources as the operator.

PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECTS

Yalea

At the end of the fourth quarter 2007, the twin declines at Yalea underground mine were advanced for a distance of 520 metres from surface and a vertical depth of 100 metres below surface. A total of 1 030 metres of development was completed at this stage. The advance of the declines was somewhat hampered by the intersection of poor ground conditions. However both declines progressed through the worst of these conditions and normal development continued at the end of the fourth quarter, with the declines reaching 620 metres from surface at the end of January. The first development ore is expected to be delivered towards the end of March 2008, with first stoping ore scheduled for the second quarter in 2008. It is expected that this section will build up to full production of 90 000 tonnes per month from the fourth quarter.

During the latter half of 2007 it became clear that the plan for raiseboring ventilation and backfill passes at the P125 pit needed to be reviewed. Different methods of establishing ventilation and backfill access were evaluated and a decision was taken to sink a third decline in the P125 pit. This will not only serve as backfill and ventilation access to the underground workings but will also have numerous other benefits to the underground section, including an additional point of entry as well as the possibility of additional stoping blocks in the area directly above the dyke in the pit, which was previously excluded from the mine plan.

Gara

Gara underground mine is scheduled to start development in January 2009. The orders for the underground long lead time heavy vehicle fleet have been placed and the first units are expected on site towards the end of 2008. Gara is expected to be delivering first ore towards the end of 2009 and build up to full production in 2014.

TONGON PROJECT

Results from more than 20 000 metres of diamond drilling, remodelling of the orebodies and ongoing feasibility studies discussed and presented at the end of the last quarter have been compiled into a Type 3 feasibility document. The board has given approval to proceed with the development of the mine as per the feasibility study and to initiate site establishment and ordering of the long lead time items.

Further study work has been progressed in the quarter and includes:

* more than 14 000 metres of diamond drilling in order to infill the drilling grid and allow conversion of the bulk of the inferred resource to indicated resource;

* a site visit by the capital projects team, SENET Engineering and Epoch Resources in early December. This led to a revised onsite infrastructural layout which markedly reduced the footprint of the affected areas allowing for shorter haul distances of waste for the earthworks programme;

* receipt of metallurgical testwork results which continue to guide plant design and is being effected by SENET in collaboration with our capital projects team. Epoch have been contracted to carry out tailings storage facility investigation and design;

* the continuation of the environmental and social impact assessment by Digby Wells & Associates who have concluded a detailed census and survey of all inhabitants of the closest affected villages plus the smaller hamlets in the mine area; and

* the initiation of the public participation process which involves public meetings in the most affected villages, the major town of the sub-prefecture, Mbengue, as well as in Abidjan, which is expected to be completed in May.

The initial draft of the proposed mining convention has been tabled with the Ministry of Mines and Energy. The team is addressing the critical (short term) aspects of the project ahead of the main construction programme to ensure Randgold Resources is ready to start the project once the final contracts are awarded, which is expected to be in the fourth quarter of 2008. These aspects include:

* upgrade of access road;

* improvement of site access;

* construction of water storage facility;

* aggregate and sand preparation;

* camp establishment;

* ordering of long lead time items; and

* preparation of construction tenders.

Subject to the final conclusion of a mining convention with the State of Côte d’Ivoire, construction start-up is planned towards the end of the year with first gold production scheduled for the fourth quarter of 2010.

EXPLORATION ACTIVITIES

The quarter brought to an end a very busy and productive year in exploration and continued to place the company in a very good position to continue its strategy of development through organic growth. Randgold Resources has a quality groundholding of 12 723km2 across some of the most prospective gold belts in Africa and a portfolio of 171 targets, ranging from the regional level to reserve definition.

In Senegal, at Massawa, 2 436 metres of infill RAB drilling has been completed and returned high grade results from 3 metre composite samples, including MWRAB102 -24 metres at 8.58g/t (including 3 metres at 58.70g/t), MWRAB106 - 39 metres at 10.60g/t (including 3 metres at 36.40g/t and 9 metres at 30.95g/t), MWRAB109 - 30 metres at 11.01g/t (including 3 metres at 44.60g/t, 3 metres at 26.90g/t and 3 metres at 33.30g/t), MWRAB111 - 20 metres at 4.09g/t, MWRAB132 - 15 metres at 2.60g/t and MWRAB156 - 27 metres at 3.03g/t. This drilling has now infilled the surface work to 200 metre line spacing and confirmed continuous mineralisation over 2.8 kilometres of strike length in a northeast orientation and open in all directions. Geologically the target is underlain by a sequence of interbedded sediments and volcanics, which have been intruded by felsic dykes, gabbros and granitic bodies. The rock units have been affected by northeast shearing, associated with the main transcurrent shear zone which in turn has been reactivated dextrally by north-south belt discordant structures, resulting in dilation and mineralisation. There are varying degrees to the intensity of alteration (silica-carbonate-sericite-pyrite-arsenopyrite) and locally brecciation and brittle fracturing are associated with the gold mineralisation. A 5 000 metre plus diamond drilling programme will commence during Q1.

At Loulo, drilling in the gap area between the main and northern zones at Faraba continues to extend mineralisation, with drill holes intersecting an approximately 100 metre (true width) envelope of strong shearing, alteration and zones of gold mineralisation. Results include: FADH026 - 13.10 metres at 3.08g/t from 246 metres and 4.55 metres at 9.11g/t. At Baboto, RAB drilling has continued to delineate the geometry of surface mineralisation and has returned encouraging results at the central target with hole BARAB58 intersecting 30 metres at 2.15g/t and BARAB59 - 21 metres at 2.93g/t. At Loulo 3, three diamond holes confirmed a north-south structural control to the mineralisation and a narrow high grade sulphide unit was intersected in two of the holes. L3DH27 - 6.80 metres at 0.72g/t, L3DH28 - 14.70 metres at 5.95g/t, including 0.8 metres at 88.10g/t, L3DH29 - 3 metres at 10.82g/t. All the data is currently being integrated, modelled and the economic potential for a small open pit evaluated.

Following the consolidation of a 1 327km² land package in the Loulo district, straddling the highly prospective Senegal-Mali shear zone, both in Mali and Senegal, a helicopter borne VTEM electromagnetic survey is now being flown over this entire land package. This data will update the geological and structural model and prioritise targets for follow up work.

At Morila, four diamond holes (MEX1-4) were drilled, to an average depth of 610 metres, for a total of 2 441 metres, testing the northern and easterly extensions of the orebody. Results for the two northern holes (MEX1-2) confirm the termination of the orebody, while MEX 3 intersected a broad zone of low grade gold mineralisation along the eastern pit-margin (0.45g/t over 45 metres, which included 1.27g/t over 8 metres from 565 metres drilled depth) associated with a moderate to steeply dipping structure, which is in sharp contrast to the general flat lying nature of the orebody. The potential for this structure to flatten creating zones of dilation is considered to be a high priority target for follow-up work.

In Mali South, work has focused on the reconnaissance of the Bagoe East and Bagoe West permits held in joint venture with African Gold Group (AGG). These permits cover prospective Morila-type settings along the Banifin shear zone in close proximity to the Morila deposit. Preparations are underway to complete RAB drilling programmes over gold in soil geochemical anomalies within the permit.

In Burkina Faso, a review of all the geological and structural data confirms that a northeast plunging anticline hosts the Kiaka main zone. Also significant is that the last diamond hole drilled to the north returned 166 metres at 1.26g/t indicating the system is still open. A corresponding syncline hosts a narrow, but higher grade, zone of hangingwall mineralisation, which has not been evaluated and therefore has the potential to add to the upside of this target. An additional programme of diamond drilling is being planned to test these two targets. Elsewhere in the permit portfolio the team are developing targets for drilling in the 2008 field season.

In Ghana, on the Bole NE concession field mapping combined with logging of trenches and the interpretation of geological and structural data have defined a large scale anticline fold adjacent to the main Bole-Bolgatanga regional structure. It is apparent that when the gold results from the soil sampling are overlain on the fold, anomalous values correlate clearly with parasitic folds on the limbs of this large regional fold. A programme of RAB drilling is being planned to commence testing this large target area.

In Côte d’Ivoire, excellent progress continued at Tongon and Randgold Resources finished the year having completed 181 holes for 33 973.44 metres of diamond drilling. During the quarter, 87 holes for 13 566.44 metres were completed. While the exploration team has been focused on drilling out the resources, trenching has also commenced on two targets, namely Tongon South and Tongon East, in preparation for reconnaissance diamond drilling in 2008.

Tongon northern zone: Diamond Drill results Q4 2007

	Intersection
Hole ID	From (m)	To (m)	Interval	Au (g/t)	Including
TND 133	43.15	68.07	24.92	6.22	1.92m @ 24.47g/t
					1.17m @ 47.30g/t
TND 134	14.00	17.85	3.85	1.19
	21.50	45.95	24.45	1.84	2.95m @ 6.32g/t
	74.85	75.75	0.90	1.82
TND 135	40.25	44.85	4.60	1.21
	50.00	57.55	7.55	1.60
	58.56	60.68	2.12	1.07
TND 136	33.70	65.55	31.85	3.67	4.55m @ 11.14g/t
TND 137	73.30	74.30	1.00	11.40
TND 138	2.49	18.50	16.01	1.49
	23.84	32.44	8.60	1.01
TND 139	72.40	117.40	45.00	1.99	14.10m @ 4.14g/t
TND 143	131.26	149.08	17.82	2.31	1.68m @ 9.95g/t
TND 144	86.45	109.90	23.45	3.63	5.15m @ 10.36g/t

Tongon southern zone: Assay results Q4 2007

	Intersection
Hole ID	From (m)	To (m)	Interval	Au (g/t)	Including
TND 157	52.40	54.70	2.30	4.96
	58.65	61.00	2.35	1.73
	80.16	85.26	5.10	1.81
TND 159	14.41	32.83	18.42	3.77	4.03m @ 6.99g/t from 14.41m
					3.41m @ 9.24g/t from 29.42m
	44.47	46.66	2.29	3.00
	173.75	174.72	0.97	4.01
TND 160	111.06	111.98	0.96	2.50
	121.98	122.94	0.96	1.16
TND 161	84.77	89.00	4.23	1.59
TND 169	8.60	50.21	41.61	5.51	5.20m @ 19.66g/t from 11.80m
					6.10m @ 13.40g/t from 35.49m
	59.49	61.63	2.14	1.75
TND 170	9.30	33.40	24.10	1.73
	37.63	51.55	13.92	2.71	3.63m @ 5.69g/t from 42.27m
TND 171	28.07	47.00	18.93	1.41
	56.75	61.93	5.18	1.92
	68.00	81.98	13.98	3.89
	93.73	100.75	7.02	2.35
TND 172	3.19	4.50	1.31	2.60
	33.20	47.30	14.10	2.26
	49.15	55.44	6.29	5.42

TND 173	No mineralised intersection returned

TND 174	1.28	10.50	9.22	0.56
TND 175	30.44	36.00	5.56	1.08
	71.96	79.34	7.38	0.94
	96.45	98.30	1.85	1.84
	145.96	151.74	5.78	0.81
	177.00	179.00	2.00	1.06
TND 176	14.08	20.50	6.42	2.10
	32.88	37.37	4.49	5.33
	41.44	42.28	0.84	6.39
	45.95	52.52	6.57	1.96
	98.00	105.20	7.20	1.94	1.14m @ 9.60g/t from 104.06m
	116.70	124.44	7.74	3.29
	137.73	158.00	20.27	2.89
	162.50	167.90	5.40	1.18
	179.80	180.65	0.85	1.71
	182.56	185.68	3.12	1.76
	188.63	195.10	6.47	1.20
TND 177	45.75	51.75	6.00	1.90
	72.82	78.58	5.76	1.83
	88.58	90.58	2.00	3.57
	93.58	94.58	1.00	1.89
TND 179	23.30	35.73	12.43	6.82	7.62m @ 10.52g/t from 28.11m
	52.13	59.70	7.57	5.19	2.51m @ 13.78g/t from 55.57m
	64.22	67.35	3.13	1.79
	98.10	110.78	12.68	1.01
	118.38	126.66	8.28	1.83
	143.10	150.50	7.40	1.40
	162.58	175.44	12.86	0.90
TND 180	13.00	24.12	11.12	10.74	4.50m @ 22.19g/t from 13.00m
	34.47	42.00	7.53	0.50
	50.00	53.00	3.00	0.97
	63.76	64.57	0.81	18.20
	68.29	93.00	24.71	3.02	1.83m @ 8.40g/t from 70.17m
					4.00m @ 6.44g/t from 86.16m
	126.56	134.20	7.64	3.38	1.74m @ 9.69g/t from 128.46m
	139.54	151.85	12.31	2.75
	159.35	167.53	8.18	1.30
TND 181	104.56	112.00	7.44	3.74	1.68m @ 13.05g/t from 109.47m
	160.03	182.33	22.30	2.27	3.97m @ 4.91g/t from 161.03m
TND 182	3.44	9.00	5.56	5.39	0.76m @ 17.80g/t from 5.33m
	28.72	36.33	7.61	1.11
	60.45	76.49	16.04	2.68
TND 187	32.10	39.00	6.90	2.62
	87.85	90.17	2.32	3.12
	95.80	98.20	2.40	3.83
	104.56	108.70	4.14	3.13
TND 188	91.49	96.02	4.53	2.18
	103.80	111.95	8.15	1.17
	143.75	145.75	2.00	1.56
TND 189	95.00	96.00	1.00	1.21

In Côte d’Ivoire, we have a portfolio of six permits covering 4 880km² in both the north and south of the country. In the south, first pass reconnaissance exploration has been completed on the Apouasso and Dignago permits. On the Apouasso permit, located in the southeast of the country close to the Ghana border, a 1 000 metre by 200 metre regional soil sampling programme has returned a 10 kilometre plus 10ppb regional gold anomaly, including a maximum value of 925ppb associated with the contact between a volcano-sedimentary belt and granite. On the Dignago permit, located in the southwest of the country regional soil sampling has defined a 5 by 2 kilometre plus10ppb regional soil anomaly, reconnaissance work continues on both permits.

The Boundiali permits, (1 314km²) located in the north of the country and approximately 100 kilometres west of Nielle, hosts the advanced target of Tiasso, and although no fieldwork was completed in 2007 preparations are underway to drill test. Previous trenching confirmed 2 kilometres of sub-surface mineralisation in saprolite with a best intersection of 25 metres at 4.39g/t.

In Tanzania, at Miyabi, all the Phase 1 drilling assays were received and no wide zones of deformation, alteration or mineralisation were intersected. The best intersections are 3.00 metres at 1.21g/t, (MBDH-35) and 25.50 metres at 0.59g/t, (MBDH-47). Mineralisation is controlled by folded banded iron formation and the intersection of northeast trending structures. Exploration is now concentrating on a 20 kilometre long northwest trending, weakly anomalous structural corridor, with RAB drilling planned for Q1.

Randgold has shifted some of its exploration emphasis to the mobile belts surrounding the Archaean Cratons in Tanzania. Gold mineralisation is hosted in highly deformed and silicified metamorphosed rock units above a major thrust. The units consist of thinly bedded impure marble and biotite gneiss/granulite. Early stage exploration has commenced on reconnaissance permits in the Morogoro area.

CONSOLIDATED INCOME STATEMENT

US$000	Unaudited quarter ended 31 Dec 2007	Unaudited quarter ended 30 Sep 2007	Unaudited quarter ended 31 Dec 2006	Unaudited 12 months ended 31 Dec 2007	Audited 12 months ended 31 Dec 2006

REVENUES
Gold sales on spot	96 708	75 478	73 777	313 421	274 907
Loss on matured hedges	(6 853)	(4 777)	(4 920)	(23 580)	(12 190)
Non-cash (loss)/profit on roll forward of hedges	(2 277)	(2 152)	287	(7 036)	(4 413)
Total revenues	87 578	68 549	69 144	282 805	258 304
Other income	764	692	64	967	1 168
Total income	88 342	69 241	69 208	283 772	259 472
COSTS AND EXPENSES
Mine production costs	40 921	33 146	29 067	136 312	115 217
Movement in production inventory and ore stockpiles	(4 427)	(2 895)	(852)	(11 534)	(13 373)
Depreciation and amortisation	3 421	5 673	6 532	20 987	22 844
Other mining and processing costs	4 309	3 097	5 229	13 638	13 006
Mining and processing costs	44 224	39 021	39 976	159 403	137 694
Transport and refinery costs	736	316	253	1 595	711
Royalties	5 554	4 525	4 428	18 307	16 979
Exploration and corporate expenditure	12 933	7 872	7 412	35 920	28 805
Other expenses	3 950	—	2 015	5 008	3 667
Total costs	67 397	51 734	54 084	220 233	187 856
Finance income	2 748	2 456	2 066	9 167	8 723
Finance costs	(1 370)	(1 644)	(1 427)	(5 805)	(6 366)
Finance income - net	1 378	812	639	3 362	2 357
Profit before income tax	22 323	18 319	15 763	66 901	73 973
Income tax expense	(7 831)	(6 779)	(4 973)	(21 273)	(23 097)
Net profit	14 492	11 540	10 790	45 628	50 876
Attributable to:
Equity shareholders	13 385	11 474	9 980	42 041	47 564
Minority shareholders	1 107	66	810	3 587	3 312
	14 492	11 540	10 790	45 628	50 876
Basic earnings per share (US$)	0.19	0.17	0.15	0.60	0.70
Diluted earnings per share (US$)	0.19	0.16	0.14	0.60	0.69
Average shares in issue (000)	71 591	69 082	68 695	69 589	68 392

The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis consistent with the annual financial statements.

On 5 February 2007, the board of directors declared an annual dividend of 10 cents per share which resulted in an aggregate dividend payment of US$6.9 million. The dividend was paid in March 2007.

On 31 January 2008, the board of directors approved an annual dividend of 12 cents per share which will result in an aggregate dividend payment of US$9.1 million and is expected to be paid in March 2008.

CONSOLIDATED BALANCE SHEET

US$000	Unaudited at 31 Dec 2007	Audited at 31 Dec 2006
Assets
Non-current assets
Property, plant and equipment	269 896	241 300
Cost	347 422	297 839
Accumulated depreciation and amortisation	(77 526)	(56 539)
Deferred taxation	2 163	2 993
Long term ore stockpiles	43 190	41 614
Receivables	22 823	13 702
Total non-current assets	338 072	299 609
Current assets
Inventories and stockpiles	57 410	34 200
Receivables	42 104	34 999
Available-for-sale financial assets	48 950	—
Cash and cash equivalents	294 183	143 356
Total current assets	442 647	212 555
Total assets	780 719	512 164
Shareholders’ equity	598 799	336 063
Minority interest	8 294	4 707
Total equity	607 093	340 770
Non-current liabilities
Long term borrowings	2 773	25 666
Loans from minority shareholders in subsidiaries	3 096	2 773
Deferred taxation	1 451	462
Financial liabilities - forward gold sales	51 953	39 969
Provision for rehabilitation	11 074	8 842
Total non-current liabilities	70 347	77 712
Current liabilities
Financial liabilities - forward gold sales	33 672	27 525
Current portion of long term borrowings	3 647	24 818
Accounts payable and accrued liabilities	63 330	39 461
Taxation payable	2 630	1 878
Total current liabilities	103 279	93 682
Total equity and liabilities	780 719	512 164

Property, plant and equipment increased significantly year on year, mainly due to expenditure incurred on the underground development at Loulo, including the development of the twin shafts and the acquisition of the underground fleet, the completion of the four CIL tanks and expenditure on the thickener and tailings dam.

Long term receivables increased by US$9.1 million over the year due mainly to an increase in the TVA balance at Morila. The non-current receivables of US$22.8 million are those parts of the MDM and Malian Government receivables which, whilst legally payable immediately, are anticipated to be reimbursed after more than 12 months. Short term receivables increased mainly as a result of an increase in trade debtors due to the timing of gold shipments at year end at both mines.

The increase in inventories and ore stockpiles is due to the increased demand for supplies and insurance spares at Loulo with the development of the underground mine and increased production, as well as an increase in the stockpiles at Morila in line with the life of mine plan. This was partially offset by a decrease in the stockpiles at Loulo due to the problems experienced with the contractor during the rainy season, resulting in reduced production over this period. As previously indicated, mining at Morila will stop during 2009, after which the lower grade stockpiles will be processed until 2013.

The increase in cash and cash equivalents is mainly the result of the equity placing which closed in December 2007 and raised US$231.7 million net of expenses. Cash and cash equivalents also increased year on year with cash generated from operations of US$62.2 million. This was partially offset by the underground capital expenditure at Loulo of US$47.9 million, the repayment of the corporate revolving credit facility of US$40.8 million and a transfer of cash currently held in asset-backed securities from cash and cash equivalents to available-for-sale financial assets amounting to US$49 million, due to the temporary illiquid nature of the investments held.

Long term borrowings and the current portion of long term borrowings decreased significantly year on year as a result of the full repayment of amounts outstanding under the corporate facility, which replaced the Loulo project facility in May 2007, and prior to repayment in December 2007 stood at US$40.8 million. This corporate facility remains in place should we have a need to use it.

The financial instruments liability also increased, following the increase in the gold price, and reflects the marked-to-market valuation of the hedged ounces at the year end spot price of US$836.50/oz. During the year the company delivered 90 836 gold ounces into its hedge positions, which reduced the financial instruments liability, given the higher gold price.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share Capital US$000	Share premium US$000	Other reserves US$000	Accumulated profits US$000
Balance - 31 Dec 2005	68 072 864	3 404	208 582	(41 000)	130 836
Movement on cash flow hedges -
Transfer to income statement	—	—	—	17 256	—
Fair value movement on financial instruments	—	—	—	(36 603)	—
Net income recognised directly in equity	—	—	—	(19 347)	—
Net profit	—	—	—	—	47 564
Total recognised income/(loss)	—	—	—	(19 347)	47 564
Share-based payments	—	—	—	2 369	—
Share options exercised	633 867	34	3 619	—	—
Exercise of options previously expensed under IFRS 2	—	—	650	(650)	—
Shares vested#	56 830	2	802	(802)	—
Balance - 31 Dec 2006	68 763 561	3 440	213 653	(59 430)	178 400
Movement on cash flow hedges -
Transfer to income statement	—	—	—	30 371	—
Fair value movement on financial instruments	—	—	—	(41 712)	—
Net income recognised directly in equity	—	—	—	(11 341)	—
Net profit	—	—	—	—	42 041
Total recognised income/(loss)	—	—	—	(11 341)	42 041
Share-based payments	—	—	—	2 847	—
Share options exercised	545 667	28	4 353	—	—
Exercise of options previously expensed under IFRS 2	—	—	1 297	(1 297)	—
Shares vested#	10 102	—	170	(170)	—
Dividend relating to 2006	—	—	—	—	(6 874)
Capital raising	6 821 000	341	240 099	—	—
Costs associated with capital raising	—	—	(8 758)	—	—
Balance - 31 Dec 2007	76 140 330	3 809	450 814	(69 391)	213 567

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Total attributable to equity shareholders	Minority interest US$000	Total equity US$000
Balance - 31 Dec 2005	301 822	1 395	303 217
Movement on cash flow hedges -
Transfer to income statement	17 256	—	17 256
Fair value movement on financial instruments	(36 603)	—	(36 603)
Net income recognised directly in equity	(19 347)	—	(19 347)
Net profit	47 564	3 312	50 876
Total recognised income/(loss)	28 217	3 312	31 529
Share-based payments	2 369	—	2 369
Share options exercised	3 653	—	3 653
Exercise of options previously expensed under IFRS 2	—	—	—
Shares vested#	2	—	2
Balance - 31 Dec 2006	336 063	4 707	340 770
Movement on cash flow hedges -
Transfer to income statement	30 371	—	30 371
Fair value movement on financial instruments	(41 712)	—	(41 712)
Net income recognised directly in equity	(11 341)	—	(11 341)
Net profit	42 041	3 587	45 628
Total recognised income/(loss)	30 700	3 587	34 287
Share-based payments	2 847	—	2 847
Share options exercised	4 381	—	4 381
Exercise of options previously expensed under IFRS 2	—	—	—
Shares vested#	—	—	—
Dividend relating to 2006	(6 874)	—	(6 874)
Capital raising	240 440	—	240 440
Costs associated with capital raising	(8 758)	—	(8 758)
Balance - 31 Dec 2007	598 799	8 294	607 093
#

Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

CONSOLIDATED CASHFLOW STATEMENT

US$000	Unaudited 12 months ended 31 Dec 2007	Audited 12 months ended 31 Dec 2006
Profit before income tax	66 901	73 973
Adjustment for non-cash items	31 747	29 636
Effects of changes in operating working capital items	(24 178)	(18 415)
Receivables	(23 289)	(9 640)
Inventories and ore stockpiles	(24 786)	(19 428)
Accounts payable and accrued liabilities	23 897	10 653
Income tax paid	(12 237)	(14 784)
Net cash generated from operating activities	62 233	70 410
Acquisition of property, plant and equipment	(47 905)	(61 508)
Financing of contractors	—	105
Acquisition of available-for-sale financial assets	(48 950)	—
Net cash used by investing activities	(96 855)	(61 403)
Proceeds from issue of ordinary shares	236 063	3 653
Decrease in long term loans	(43 740)	(21 756)
Dividends paid to company’s shareholders	(6 874)	—
Net cash generated by financing activities	185 449	(18 103)
Net increase/(decrease) in cash and cash equivalents	199 777	(9 096)
Cash and cash equivalents at beginning of year	143 356	152 452
Cash and cash equivalents at end of the year	294 183	143 356

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute.

The Gold Institute was a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

US$000	Quarter ended 31 Dec 2007	Quarter ended 30 Sep 2007	Quarter ended 31 Dec 2006	12 months ended 31 Dec 2007	12 months ended 31 Dec 2006
Gold sales on spot	96 708	75 478	73 777	31 3421	27 4907
Loss on matured hedges	(6 853)	(4 777)	(4 920)	(23 580)	(12 190)
Gold sales	89 855	70 701	68 857	289 841	262 717
Mine production costs	40 921	33 146	29 067	136 312	115 217
Movement in production inventory and ore stockpiles	(4 427)	(2 895)	(852)	(11 534)	(13 373)
Transport and refinery costs	736	316	253	1595	711
Royalties	5 554	4 525	4 428	18 307	16 979
Other mining and processing costs	4 309	3 097	5 229	13 638	13 006
Total cash costs	47 093	38 189	38 125	158 318	132 540
Profit from mining activity	42 762	32 512	30 732	131 523	130 177

FORWARD COMMODITY CONTRACTS

The group’s hedging position at 31 December 2007 is summarised below:

Maturity date	Forward sales ounces	Forward sales average US$/oz
Year ended 2008	80 496	429.23
Year ended 2009	84 996	434.90
Year ended 2010	41 748	500.38
Total	207 240	445.89

The forward contracts all relate to Loulo with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 19% of the planned production at Loulo and 13% of the group’s attributable production for the period.

PROSPECTS

The current mine plan at Morila anticipates production for 2008 to be approximately 465 000 ounces. Morila, which will be under Randgold Resources’ operatorship, continues to be a significant cash generator.

Loulo’s 2008 production is expected to be in line with 2007 production. The underground development at Yalea is well underway and should access first ore during the first quarter of 2008 with full production due in 2009. Yalea is the first of the two Loulo underground mines and is currently a bigger orebody with higher grades than the Gara deposit. The underground mines are expected to not only add life to Loulo but to increase levels of annual production to in excess of 400 000 ounces in 2010.

Total cash costs for the group are estimated to increase year on year between 10% and 15% depending on oil price and euro-dollar exchange rate assumptions, which have a material impact on operating costs.

As indicated earlier, following completion of the Tongon Type 3 feasibility study, Randgold Resources has commenced site establishment at the Tongon project. The company is still confident that, absent any disruptions in Côte d’Ivoire, the planned mine will be in production by late 2010. Detailed design and engineering studies are expected to be completed by mid year, which will form the basis for the tender process and provide an update on the project parameters.

In the coming year, exploration expenditure is expected to remain high, with significant drill programmes anticipated across the portfolio, especially in Senegal, Mali and the Côte d’Ivoire.

The group’s annual reserve statements will be published with the release of the annual report at the end of March 2008.

Whilst the company continues to retain its focus on organic growth through discovery and development of world class orebodies, it will also continue to actively engage in reviewing corporate and asset acquisition opportunities. The focus of these new business initiatives will be in West and East Africa, however, we continue to evaluate a number of opportunities in other countries where we can export our management philosophy and skills, manage underlying risks and create value for shareholders.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
4 February 2008

RANDGOLD RESOURCES NEWS UPDATES

TONGON GETS GREEN LIGHT

The board of Randgold Resources has given the go-ahead for the development of a new mine at Tongon in the Côte d’Ivoire, subject to the conclusion of a mining convention with the government.

The mine - which will be the third to be developed by the company, after Morila and Loulo, both in Mali - is scheduled to produce its first gold in the last quarter of 2010, with construction due to start towards the end of this year.

Meanwhile, the political process in the West African country continues to make steady progress. During a recent visit to the Korhogo region, President Gbagbo was briefed on the current status and future plans for Tongon and Prime Minister Soro has also been given a full update on the progress and proposed programme. Minister of Mines Leon Emmanuel Monnet has visited Tongon for a first-hand look at the project.

“We are increasingly upbeat about this project. All the ingredients for success are in place: solid orebody assets with considerable upside, a relatively simple extraction process and good infrastructure,” says chief executive Mark Bristow.

“We persevered in the Côte d’Ivoire when most companies pulled out because we believed in the ability of the country’s people to sort out their differences. Recent developments are bearing out that belief. Of course, we also view the country as the most underexplored piece of gold-bearing real estate in West Africa and we see further opportunities here beyond Tongon.”

FINAL DIVIDEND FOR 2007 - ELECTION FOR STERLING DIVIDEND

Randgold Resources has declared an annual dividend for the period ended 31 December 2007 of US$0.12 per share. The dividend payment will be made on 6 March 2008 to shareholders on the register on 15 February 2008.

The United States dollar is the company’s main economic and reporting currency. It is therefore the natural currency in which to determine dividends. Nevertheless, shareholders wishing for the conversion of dividend payments into sterling may do so by contacting Computershare Investor Services (Channel Islands) Limited (Tel: +44 1534 825265) or by completing a sterling election form which is available on the company’s website (www.randgoldresources.com) and posting it back to the transfer secretaries by Thursday 14 February 2008.

YALEA UNDERGROUND DEVELOPMENT ACCELERATES

The development of the Yalea underground mine at Loulo in Mali has picked up speed after exiting the weathered zone intersected in the previous quarter and is set to access first ore towards the end of this quarter.

Underground manager Thinus Strydom says while progress was slowed in the latter half of 2007 by the need to proceed carefully through the unstable zone, the rate of development is now back on track, achieving 260 metres in January against a low of 28 metres last November, taking the decline to a distance of 620 metres from surface.

“This is a tribute to a fine effort by the development crew, who were undaunted by the challenges and resolutely stuck to their task,” Strydom says.

This same spirit of enterprise is evident, Strydom notes, in the team’s solution for the difficulties encountered in establishing backfill and ventilation access for the northern extent of the orebody. After evaluating various options, it has been decided to sink a third decline from the previously mined-out P125 pit. This will not only provide the required access but also a number of bonus benefits, including faster time to stoping operations, an additional point of entry and possibly additional stoping blocks in the northern part of Yalea.

SENEGAL - PERSEVERANCE PAYS

Massawa in Senegal has been categorised as a significant new drill target after some 2 500 metres of infill drilling had returned high-grade results. A +5 000 metre diamond drilling programme will start this quarter, along with metallurgical test work and an economic scoping study.

Massawa, which was discovered last year, is located in the Main Transcurrent Shear Zone (MTZ) of the Kedougou-Kenieba Inlier and is characterised by a 3.5 kilometre long and 100 to 400 metre wide +50ppb gold in soil anomaly. Preliminary RAB and reconnaissance drilling returned positive results and a further round of closer-spaced RAB drilling, completed in the last quarter of 2007, showed high-grade gold intersections and surface mineralisation over 2.8 kilometres. Geologically the target is underlain by a sequence of interbedded sediments and volcanics, which have been intruded by felsic dykes, gabbros and granitic bodies. The rock units have been affected by northeast shearing associated with the MTZ which in turn has been reactivated dextrally by north-south belt discordant structures, resulting in dilation and mineralisation.

Exploration manager Paul Harbidge says even at this early stage Massawa is showing similarities to such multi-million ounce deposits as Yalea and Tongon.

“Not only do we have gold grade but the other ingredients which indicate a world-class deposit are there in abundance: structure, alteration and variations in rock types, creating rheological contrasts,” he says.

“We have always believed in the prospectivity of the Kedougou-Kenieba Inlier and we persevered with our exploration even though the early results were not that encouraging. The fact that our continuing work has now delivered a very promising target in the form of Massawa shows that exploration success requires tenacity as well as skill.”

The all-Senegalese exploration team is headed by Mouhamed David Mbaye, who has been with Randgold Resources for 12 years. “David has a wealth of knowledge appropriate for this project, having worked on both Morila and Loulo during their exploration phases,” says Harbidge.

RIDING HIGH IN THE PERFECT STORM

At a strategic review in 2006, the Randgold Resources team foresaw a looming situation they dubbed “the Perfect Storm.” In this scenario, a high gold price would be accompanied by rising production costs, the resurgence of inflation, an oil price at around US$100 per barrel, a weak US dollar, the threat of US-led global inflation and a general scarcity of new gold.

To meet this challenge, they focused the company’s strategy on increasing its resource ounces and strengthening its cost controls. New business initiatives were intensified, the development of the Tongon project was fast-tracked, procurement policies were tightened and overhead costs pruned. The governments of the countries in which Randgold Resources operates were engaged in discussions on energy and other cost-reduction measures as well as on access to new ground.

The Perfect Storm envisaged two years ago has since become a reality. The gold price soared by 31% in 2007 and at the same time operating costs in the mining industry have increased substantially. Gold output has fallen to a 10-year low; in South Africa - until very recently the world’s largest producer - production has halved over the past 12 years. The oil price has touched US$100 per barrel. Geopolitical jitters, the credit meltdown, mounting inflationary pressures and a depreciating dollar all contribute to the general turbulence.

Chief executive Mark Bristow says the timely measures taken by Randgold Resources have equipped it uniquely well to take full advantage of the opportunities and to manage the difficulties presented by this challenging environment.

“We’ve got the people, we’ve got the production, we’ve got the projects and we’ve got the profits,” he said.

“Morila is a still a substantial cash flow generator and Loulo has now also moved into positive cash flow despite the continuing capex spend there. The underground development at Loulo will soon access its first ore. Tongon is rapidly shaping up as our next mine and Massawa has grown into a significant new target. It’s from this solid base that we can confidently forecast organic growth in production to 600 000 ounces per year by 2010 at a time when overall industry output is shrinking. And it’s important to note that we can fund all our capital needs, and then some, from our profits.”

Bristow says growing cost pressures and problems in the banking sector will have a negative effect on the development capacity of junior and mid-cap miners, particularly in the new-world countries where much of the current production is now being sourced.

“In the heat of the bull run, it’s been easy to style oneself a gold company on the basis of some real estate one owns. As the operating environment gets tougher, however, capital providers are losing interest in promises and increasingly want to see production, profits and people capable of managing costs. Randgold Resources’ long-term strategy of building a business through discovery and development has enabled it to deliver the goods at the right time,” he says.

THE GOLD PRICE - IS THERE STILL UPSIDE?

Victor Matfield - Corporate finance manager

Gold reached its previous highs in 1980, at a time when Soviet tanks were rolling into Afghanistan, oil prices were being driven up by instability in the Middle East and the dollar was falling rapidly amid fears of a recession. Panicked investors sought refuge in the ultimate safe haven and the bullion price reached a record US$850 per ounce.

Fast-forward 28 years and it seems to be deja vu all over again: trouble in the Middle East and South Asia, spiralling oil prices, and fears about the US economy and the dollar are all boosting the gold price.

Yet despite these similarities, fundamental changes in the gold market mean that the two situations cannot be compared. In 1980, after surging from US$450 to US$850 in just five weeks, bullion prices collapsed to trade as low as US$300 a year later. This time round, the high price levels could be sustained a lot longer - and could go even higher.

One major difference between now and 1980 is that the current price rise has been slow and constant since 1999, with demand coming not only from traditional safe-haven seekers but also from other sources. Long-term investors now again see gold as a store of value and a hedge against persistent dollar weakness and rising inflation. Their interest is reflected, among other things, in the rapid rise of gold exchange traded funds (ETFs) which after an increase of 34% in 2007 now hold 865 tonnes of gold. The gold price is also supported by strong jewellery buying by the rising middle classes in China, India and Turkey.

Another key difference is the decreasing supply of gold - output fell by 7% between 2001 and 2006 - and the shortage of substantial new projects as a result of reduced exploration in 1990s. Rising costs are likely to further constrain the development of new projects as well as existing production levels.

Furthermore, gold is still relatively cheap by historic measures. In real terms, the current record price is less than half 1980 high and would have to be well above the US$2 000 level to match it.

With no end in sight to the pressures that have pushed the gold price upward, the underlying fundamentals for the price therefore remain very positive.

SUCCESSFUL US$240M EQUITY PLACING

Randgold Resources completed an equity placing in December, raising US$240m prior to expenses. The money has been earmarked for the development of the Tongon Project in the Côte d’Ivoire as well as other organic and corporate growth opportunities.

In a tribute to the company’s excellent investor relations and strong shareholder communications, all of Randgold Resources’ key shareholders subscribed for shares in the placing. In addition, although the transaction was executed in just 24 hours, the company was able to attract both new institutional shareholders and a substantial retail response, and all at a discount of just 3% from the previous day’s close.

The shares were placed at US$35.25 and have subsequently performed well in the aftermarket, rising to a new high on 14 January of US$46.38 per share. Randgold Resources’ relationship banks, led by HSBC and Citi, its legal team, auditors and other advisors worked seamlessly with the company’s management to prepare and execute the transaction within a short period of time. The company is now well positioned to continue its growth in the future.

“Our long standing relationships with our lead banks, lawyers, auditors and other advisors allowed us to respond in double quick time once the board had identified the equity placing as a key strategic initiative,” said chief financial officer Graham Shuttleworth.

Registered office:

La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands

Registrars:

Computershare Investor Services (Channel Islands) Limited,

P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents:

Computershare Services PLC, P.O. Box 663, 7th Floor,

Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations:

For further information contact Kathy du Plessis on

Telephone +44 20 7557 7738, e-mail randgoldresources@dpapr.com

www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.